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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CHC HELICOPTER CORPORATION
(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES
(Title of Class of Securities)
12541C 20 3
(CUSIP Number)
Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
1221 Avenue of the Americas - 26th Floor
New York, N.Y. 10020 – 1089
Telephone: (212) 867-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	12541C 20 3

1	NAMES OF REPORTING PERSONS: Discovery Helicopters Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1).

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,447,972 shares (Note 1).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.1% (Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	12541C 20 3

1	NAMES OF REPORTING PERSONS: Craig L. Dobbin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada and Ireland

	7	SOLE VOTING POWER:

NUMBER OF		2,053,912 shares (Note 3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,053,912 shares (Note 3)

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,501,884 shares (Note 2) (Note 3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Note 1:
Includes 5,555,432 Class B Multiple Voting Shares of the Issuer beneficially owned by Discovery Helicopters Inc. and 1,379,310 Class A Subordinate Voting Shares into which Discovery Helicopters Inc. has the right to convert the Convertible Promissory Note (the “Convertible Note”) convertible into 1,379,312 Class A Subordinate Voting Shares held by it.
The Class B Multiple Voting Shares are convertible, at any time, into an equal number of shares of Class A Subordinate Voting Shares on a share-for-share basis. Each Class A Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote. Each Class B Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote.
Note 2:
Represents the percent of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Issuer represented by the Class A Subordinate Voting Shares and Class B Multiple Voting Shares beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Persons. The shares owned by Discovery Helicopters Inc. and Craig L. Dobbin (together with the shares that may be acquired upon exercise of options owned by Craig L. Dobbin and conversion of the Convertible Note held by Discovery Helicopters Inc.) represent 62.7% of the votes attached to all outstanding voting securities of the Issuer.
Note 3:
Includes 2,053,912 Class A Subordinate Voting Shares that may be acquired upon the exercise of options granted to Craig L. Dobbin.

This Amendment No. 2 amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 28, 2002, as amended by Amendment No. 1, dated March 14, 2006, with respect to beneficial ownership of securities of CHC Helicopter Corporation (the “Issuer”) by Discovery Helicopters Inc. and Craig L. Dobbin (together, the “Reporting Persons”).
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer.
The preliminary discussions regarding a potential transaction as set forth in Amendment No. 1 to the Schedule 13D between Mr. Craig L. Dobbin and two unaffiliated private equity entities have been terminated. The private equity entities have released Mr. Dobbin from the remaining obligations described in Amendment No. 1 to the Schedule 13D.
Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Issuer, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Form Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Issuer, prevailing market conditions, developments affecting the Issuer, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations. Also, the Reporting Persons may engage in communications with one or more directors, officers, representatives or shareholders of the Issuer and/or third party advisors or financing sources regarding the Issuer, including but not limited to, the Issuer’s operations, plans or prospects. The Reporting Persons may discuss ideas that, if effected may result in any of the events enumerated in Item 4 of Form Schedule 13D, including a going private transaction, the acquisition or disposition of shares by the Reporting Persons, the acquisition by other persons of shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in Item 4 of Form Schedule 13D.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, is filed as Exhibit A hereto.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2006

/s/ Craig L. Dobbin
Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Craig L. Dobbin
Craig L. Dobbin
President

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D with respect to the Class A Subordinate Voting Shares of CHC Helicopter Corporation, dated as of April 27, 2006, is, and any further amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934.

/s/ Craig L. Dobbin
Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Craig L. Dobbin
Craig L. Dobbin
President